UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ADMA Biologics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share
Non-Voting Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

000899104

(CUSIP Number)

Biotest AG

Landsteinerstr. 5

Drieieich, Germany 63303

+45 6103 801 225

Biotest Pharmaceuticals Corporation

5800 Park of Commerce Blvd., NW

Boca Raton, FL 33487

(561) 989-5762

with a copy to:

Gerald L. Baxter, Esq.

Greenberg Traurig, LLP

Suite 2500

3333 Piedmont Road NE

Atlanta, GA 30305

(678) 553-2430

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0008899104

1.	Names of Reporting Person. Biotest AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Germany

 Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 0
8.	Shared Voting Power: 10,109,534

9.	Sole Dispositive Power: 0
10.	Shared Dispositive Power: 18,700,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,700,694

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 41.27%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 0008899104

1.	Names of Reporting Person. Biotest Pharmaceuticals Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

 Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 0
8.	Shared Voting Power: 10,109,534

9.	Sole Dispositive Power: 0
10.	Shared Dispositive Power: 18,700,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,700,694

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 41.27%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and suplements the Schedule 13D filed with Securities and Exchange Commission (the “SEC”) by each of the undersigned Reporting Persons on June 6, 2017. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. The principal executive offices of ADMA Biologies, Inc. (the “Issuer”) are located at 465 State Route 17, Ramsey, New Jersey.

Item 3. Source and Amount of Funds or Other Consideration.

On January 21, 2017, the Issuer and its wholly-owned subsidiary (the “Buyer”) entered into a definitive Master Purchase and Sale Agreement (the “Purchase Agreement”) with BPC, and for certain limited purposes set forth in the Purchase Agreement, Biotest AG (“Biotest”), pursuant to which Buyer agreed to acquire certain assets and assume certain liabilities constituting the therapy business of Biotest Pharmaceuticals Corporations (“BPC”). On June 6, 2017, following the satisfaction of all conditions to closing, including the approval of the stockholders of the Issuer, the transactions (the “Transaction”) contemplated by the Purchase Agreement were consummated.

The Transaction included the issuance to BPC, as part of the consideration for the Transaction, of an aggregate equity interest in the Issuer equal to fifty (50%), less one (1) share, of the issued and outstanding Issuer capital stock consisting of (a) 4,295,580 shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”) representing, at the time of the Transaction, twenty-five percent (25%) of the issued and outstanding Common Stock of the Issuer, which Common Stock is registered under the Securities Exchange Act of 1934, as amended, and is the subject of this Schedule 13D/A, and (b) 8,591,160 shares of the Issuer’s non-voting common stock, $0.001 par value per share (the “Non-Voting Common Stock”), which is convertible into Common Stock upon the occurrence of certain specified events which have not occurred as of the date of filing of this Schedule 13D/A.

On November 9, 2017, BPC purchased 5,813,954 shares of Common Stock of the Issuer in the Issuer’s public offering. Such shares of Common Stock were purchased for aggregate consideration of $12,500,001.10. The source of the funds to purchase 5,813,959 shares of Common Stock was working capital of the Reporting Persons.

Item 4. Purpose of Transaction.

The purpose of the Transaction was for the Reporting Persons to acquire a substantial voting and equity interest in the Issuer in exchange for the assets described herein and to enter into certain other agreements between the parties.

The purpose of the purchase of 5,813,954 shares of Common Stock in the Issuer’s public offering was to satisfy the Reporting Persons’ contractual obligation with the Issuer, as described in the Purchase Agreement.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock and Non-Voting Common Stock reported owned by each person named herein is based upon a total of 45,316,659 shares of Common Stock and Non-Voting Common Stock outstanding as of November 13, 2017.

Each of the Reporting Persons could be considered beneficial owners of the Common Stock and Non-Voting Common Stock by virtue of the indirect ownership by Biotest of BPC, and as such, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Person. The filing of this Schedule 13D/A shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own. Biotest specifically disclaims beneficial ownership of the securities of the Issuer reported herein that it does not directly own.

(b) Biotest and its indirect wholly-owned subsidiary BPC may be deemed to (i) share the power to vote and dispose of the shares of Common Stock directly beneficially owned by BPC, and (ii) share the power to dispose of the shares of Non-Voting Common Stock directly beneficially owned by BPC.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned Reporting Persons certify that the information set forth in this statement is true, complete and correct.

DATE:   November 20, 2017

Biotest AG,
a German corporation

By: /s/ Bernhard Ehmer
Name: Dr. Bernhard Ehmer
Title: Chief Executive Officer

Biotest Pharmaceuticals Corporation, a Delaware corporation

By: /s/ Ileana Carlisle
Name: Ileana Carlisle
Title: Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)